Filed by Grupo Financiero Santander México, S.A.B. de C.V.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grupo Financiero Santander México, S.A.B. de C.V.

Registration Statement Commission File Number: 333-221224

Subject Company Commission File Number: 001-35658

Date: October 31, 2017

Grupo Financiero Santander México, S.A.B. de C.V.

Avenida Prolongación Paseo de la Reforma 500

Reforma 500 Colonia

Lomas de Santa Fe

Delegación Álvaro Obregón

01219 Mexico City

Tel. No.: +(52) 55-5257-8000

October 31, 2017

Dear Grupo Financiero Santander México, S.A.B. de C.V. Shareholders:

On behalf of the board of directors and management team of Grupo Financiero Santander México, S.A.B. de C.V. (“GFSM”), I am pleased to enclose the preliminary prospectus relating to a corporate restructuring involving GFSM, a subsidiary of Banco Santander, S.A. (“Banco Santander Parent”), merging with and into our 99.99%-owned subsidiary Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“SanMex”) as the surviving entity, and other related transactions (collectively, the “Corporate Restructuring”).

The Corporate Restructuring includes the following transactions: (i) the merger of GFSM with and into SanMex, as the surviving company, pursuant to which the shareholders of GFSM will receive one SanMex share for every GFSM share they hold (the “Merger”) and through which SanMex will acquire 99.99% of the share capital of Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (“Casa de Bolsa”), GFSM’s brokerage subsidiary; (ii) the contribution in kind of all of the SanMex shares held by Banco Santander Parent as a result of the Merger to a new holding company to be incorporated in Mexico by Banco Santander Parent under the Mexican Financial Groups Law (the “New Holdco”), by which Banco Santander Parent will indirectly hold 99.99% of SanMex; and (iii)  the sale by SanMex to New HoldCo of all of the shares of Casa de Bolsa owned by SanMex as a result of the Merger.

The primary purpose of the Merger is to allow Banco Santander Parent to comply with certain guidelines issued by the European Central Bank, which contain provisions establishing that the participation of a company’s minority shareholders may only be considered for regulatory capital purposes at consolidated level if (i) the company in which they own shares collects deposits from the public and (ii) such company’s equity is regulated. Currently, because GFSM does not collect deposits, Banco Santander Parent is not able to include the minority interests of the Group in its regulatory capital. After the Merger, the minority shareholders of the Group will hold shares (or ADSs, as applicable) directly in SanMex, which collects deposits, thereby allowing Banco Santander Parent to include these minority interests in its regulatory capital.

Pursuant to the restructuring, you will receive one Series B share of SanMex for each series B share of GFSM that you own. Because SanMex has a small number of minority shareholders, representing approximately 0.0088% of SanMex’s share capital, the proportionate ownership of SanMex represented by each share will be reduced by 0.00000883% from the proportionate ownership in GFSM represented by each GFSM share. If you hold GFSM ADSs, your GFSM ADSs will become SanMex ADSs upon the effectiveness of the Merger, when the GFSM shares underlying the ADSs are substituted for SanMex shares based on the same ratio of five (5) series B shares for each ADS. From that time forward, your ADSs will represent only SanMex shares.

In connection with the Corporate Restructuring, you are cordially invited to attend an ordinary and extraordinary general meeting of the shareholders of GFSM to be held in early December 2017 at our offices in Mexico City and which is expected to begin at 12:00 p.m. (Mexican time). The exact time and date of the meeting will be specified in a notice of call, which we expect to publish on our website and the website of the Mexican Stock Exchange in early November.

At the ordinary and extraordinary general meeting of the shareholders of GFSM, you will be asked to vote on:

•	a proposal to approve the Merger;

•	a proposal to approve the sale by SanMex of all of the shares of Casa de Bolsa owned by it as a result of the Merger;

•	a proposal to approve the payment of a cash dividend to GFSM shareholders; and

•	other related resolutions.

We urge you to read the enclosed preliminary prospectus, which includes important information about the Corporate Restructuring and GFSM’ special meeting. In particular, see “Risk Factors” beginning on page 13 of the preliminary prospectus for a description of the risks that you should consider. The full texts of the resolutions on which you will be asked to vote will be mailed to you in advance of the shareholders’ meeting, and the related merger agreement and draft bylaws, which are exhibits to our registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2017, are included in this mailing.

For a discussion of the tax consequences of the Transactions, see “Tax Consequences” beginning on page 20 of the preliminary prospectus.

Your vote is very important. Approval of the resolutions by GFSM shareholders requires the affirmative vote, in person or by proxy, of holders of outstanding capital stock representing at least 50% of the share capital of GFSM, provided that at least 75% in a first call, or 50% in a second call, of the issued share capital is represented at the meeting. Your abstaining, failure vote in person or by proxy at the ordinary and extraordinary general shareholders’ meeting or failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares (or ADSs, as applicable) will have the same effect as a vote against the approval of the resolutions.

Sincerely,

/s/ Héctor Blas Grisi Checa

Héctor Blas Grisi Checa Executive President and Chief Executive Officer Grupo Financiero Santander México, S.A.B. de C.V.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Corporate Restructuring described in the preliminary prospectus or the securities to be issued pursuant to the Corporate Restructuring under the preliminary prospectus or determined if the preliminary prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The enclosed preliminary prospectus is dated October 30, 2017 and is first being mailed to shareholders on or about October 31, 2017.